[SunTrust Banks, Inc. Letterhead]

June 15, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

Washington, D.C. 20549

Attn:	David L. Orlic

Attorney-Advisor

Office of Mergers and Acquisitions

Re:	SunTrust Banks, Inc.

Schedule TO

Filed on June 1, 2009

File No. 005-37153

Dear Mr. Orlic:

SunTrust Banks, Inc. (the “Company”) is responding to the Staff’s comments contained in its letter dated June 8, 2009 in connection with the Company’s tender offer (the “Offer”) for a portion of the outstanding Depositary Shares, liquidation preference $25 per share, each representing a 1/4,000th interest in a share of Perpetual Preferred Stock, Series A (the “Depositary Shares”), SunTrust Preferred Capital I 5.853% Fixed-to-Floating Rate Normal PPS, liquidation amount $1,000 per security (the “Normal PPS”), SunTrust Capital VIII 6.100% Trust Preferred Securities, liquidation amount $1,000 per security, SunTrust Capital I Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security, and SunTrust Capital III Floating Rate Preferred Securities, Series A, liquidation amount $1,000 per security (collectively, the “Securities”). For your convenience, this letter sets forth in italics the Staff’s comment before our response.

General

1.	You have checked the box on the front of your Schedule TO designating the schedule as relating to a transaction subject to Rule 14d-1. Please tell us your analysis as to the applicability of that rule, with reference to the statutory provisions of Section 14(d)(8)(B). If you conclude that the rule is applicable, please confirm that you have or will comply with all applicable requirements of that rule, including Rule 14d-9(g).

Response: The Company notes the Staff’s comment and reference to Section 14(d)(8) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which states that the provisions of Section 14(d) of the Exchange Act do not apply to “any offer for, or

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request or invitation for tenders of, any security . . . by the issuer of such security.” The Company’s tender offer relates to shares of its outstanding Depositary Shares as well as several series of securities issued by subsidiary Delaware trusts of the Company. These trust securities are guaranteed unconditionally by the Company. The Company is the issuer of the shares of preferred stock underlying the Depositary Shares. With respect to the trust securities, the Staff has taken the position in other contexts that this structure is sufficient to establish the Company as a relevant issuer with respect to the trust securities. For example, the Staff has long taken the view that a Section 3(a)(9) transaction involving an exchange of the parent’s securities for outstanding trust preferred securities is permissible in this type of structure (i.e., where an unconditional guarantee by the parent is present). See, e.g., Echo Bay Mines Ltd, Echo Bay Resources Inc. (May 18, 1998); Warnaco Group, Inc., Designer Holdings Ltd., Designer Finance Trust (August 7, 1998); Homestake Mining Company, Homestake Canada, Inc. (August 28, 1998).

In addition, the Company would note that Schedule TO defines an issuer tender offer as a tender offer for, or a request or invitation for tenders of, any class of equity security made by the issuer of such security or by an affiliate of such issuer. Schedule TO further clarifies that a “third party tender offer” is a tender offer that is not an issuer tender offer. For Exchange Act purposes, an “affiliate” is a person that directly or indirectly controls, is controlled by, or is under common control with, the specified person, and “control” is the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or otherwise. While the Company believes that only the Depositary Shares and Normal PPS constitute equity securities, the Company would note that it has either directly issued or controls the issuer of each class of Securities subject to the Offer. Accordingly, for purposes of Schedule TO, the current Offer should be an issuer tender offer.

Based on the foregoing, the Company believes that the better view with respect to its current Offer is that Rule 14d-1 should not apply. Out of an abundance of caution, the Company checked the box on the front of its Schedule TO designating the schedule as relating to a transaction subject to Rule 14d-1. In response to the Staff’s comment, the Company has amended its Schedule TO to de-select this box.

2.	We note your disclosure in Item 6(c) regarding potential delisting from the NYSE with respect to the Preferred Depositary Shares and the Normal PPS. Please advise as to whether you consider this transaction to be subject to Rule 13e-3 with respect to these two classes of listed equity securities, and provide your analysis. If you conclude that the transaction is not subject to Rule 13e-3 with respect to these securities, please revise your disclosure to that effect.

Response: The Preferred Depositary Share and the Normal PPS are currently listed on the New York Stock Exchange. A transaction is subject to Rule 13e-3 if it has either a “reasonable likelihood” or a “purpose” of producing, either directly or indirectly, the effect of causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association (a “delisting”). The reasonable likelihood test focuses on the circumstances

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of the issuer and the relevant transaction by making inquiry as to whether the structure, nature and other characteristics thereof are reasonably likely to trigger a delisting. The purpose test focuses on whether the issuer’s intended consequence of the transaction is to cause a delisting. With respect to each test, the Staff has historically taken the position that the issuer is in the best position to make the relevant determinations given the issuer’s access to information and involvement in the relevant transaction. Release No. 33-6100 (August 2, 1979).

The only relevant Securities for purpose of the Rule 13e-3 analysis are the Depositary Shares and the Normal PPS, as the Company does not believe the other Securities constitute equity securities for purpose of the Exchange Act. With respect to both Rule 13e-3 tests, the Company has consulted with the New York Stock Exchange concerning the continued listing of the Depositary Shares and Normal PPS. Concerning the Depositary Shares and the Normal PPS, the Company has been advised (1) that the Depositary Shares will remain listed so long as the aggregate market value of publicly held Depositary Shares is greater than $2,000,000 and the number of publicly held shares is greater than 100,000 and (2) the Normal PPS will remain listed so long as the aggregate market value of publicly held Normal PPS is greater than $1,000,000 and the number of beneficial owners is greater than 100. In turn, the Company has consulted with its financial advisors with respect to ongoing compliance with these minimum listing standards and believes that there is not a “reasonable likelihood” that the Offer will result in the delisting of any of the Depositary Shares or Normal PPS. By way of background, as of May 29, 2009, there were 20,000,000 Depositary Shares outstanding, with a market value of approximately $290 million, and there were 500,000 Normal PPS outstanding, with a market value of approximately $307 million. The Company also believes that there are substantially more than 100 beneficial holders of the Normal PPS and that there will be more than 100 beneficial holders of the Normal PPS following the settlement of the Offer. Further, while the Company is seeking to purchase a portion of the outstanding Depositary Shares and Normal PPS, the Company’s purpose for the Offer was not to purchase a number of such Securities sufficient to cause a delisting. Finally, the Company notes that since the Staff’s initial comment it has decreased the aggregate liquidation amount or preference of Securities that it will accept for purchase in the Offer from $1,000,000,000 to $750,000,000 and has imposed sublimits of $375,000,000 in aggregate liquidation amount or preference on the amount of each of the Preferred Depositary Shares and the Normal PPS that it will purchase in the Offer. The Company believes that this amendment to the Offer essentially makes it mathematically impossible for the Offer to result in the delisting of the Preferred Depositary Shares or the Normal PPS. The Company has amended its disclosure in Item 6(c) of its Schedule TO in response to the Staff’s comment.

3.	The summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

Response: The Company notes the Staff’s comment as well as the requirements of Item 1 of Schedule TO. The Company would respectfully submit that no revisions to the Company’s offer materials should be necessary as the relocation of this information is not material to the ability of the holders of the Securities to understand the material terms of the Offer. In addition, the Company would note that the material terms of the offer are set forth on the cover page of the Offer to Purchase (including references to relevant sections thereof) and the economics of the transaction are summarized in tabular format

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on the inside cover page of the Offer to Purchase. The material terms of the Offer are further summarized for Holders in both a question and answer format and summary term sheet included in the initial pages of the Offer to Purchase.

4.	The information required by Item 1003(a), including the name and address of each person specified in Instruction C to the schedule, is required to be disseminated to security holders. See Item 3 of Schedule TO and Rule 13e-4(d)(1)(ii) under the Exchange Act. You do not appear to have included this information in your offering document. Please advise.

Response: The Company has included this information on page 8 of the supplement to the Company’s Offer to Purchase.

Where You Can Find More Information, page 4

5.	The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate, if true, that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Response: The Company has revised this statement on page 1 of its supplement to the Company’s Offer to Purchase.

Maximum Tender Amount, page 18

6.	You state that you will determine any proration factor “as soon as practicable after the Expiration Date,” but you are required to pay the consideration offered or return securities deposited promptly after termination. See Rule 14e-1(c). Please revise your disclosure accordingly. We note similar disclosure under “Determination of Validity” on page 24.

Response: The Company has revised its disclosure on pages 3 and 6 of the supplement to the Company’s Offer to Purchase.

Conditions of the Offer, page 20

7.	You state in the first bullet point that you will not be required to accept securities for exchange if “there is pending, or has been threatened or instituted, or we have received notice of, any action, suit or proceeding....” A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. We note similar language in the second bullet point. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

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Response: The Company notes the Staff’s comment and has revised its disclosure to limit the “threatened” component of the referenced conditions to matters that have been “threatened in writing.” The Company submits that these specified items, if threatened in writing prior to the Expiration Date, represent objective measures that are outside of the Company’s control and which could materially alter the Company’s view as to whether it is in the best interests of the Company and its shareholders to consummate the Offer. The Company confirms to the Staff that it would act promptly if it believed that one or more of the referenced conditions was unsatisfied thereby allowing the Company to terminate the Offer. Please see the revised disclosure on pages 5 and 6 of the supplement to the Company’s Offer to Purchase.

8.	The conditions have been classified as “an ongoing right which may be asserted at any time and from time to time.” All conditions to the offer, other than those dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise.

Response: The Company has revised its disclosure on page 6 of the supplement to the Company’s Offer to Purchase.

9.	The disclosure suggests that actions or inactions by the offeror may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Response: The Company has revised its disclosure on page 6 of the supplement to the Company’s Offer to Purchase.

Acceptance of Securities for Purchase; Payment for Securities, page 24

10.	We note that the company may transfer or assign the right to purchase all or any of the securities tendered pursuant to the offer to one or more of its affiliates or any third party. Please revise the Schedule TO-I to identify these parties as offerors as defined in General Instruction K.1. Alternatively, please confirm for us that the Schedule TO-I will be amended to include such persons as offerors should their identities become known prior to offer expiration.

Response: The Company confirms to the Staff that the Schedule TO will be amended to include any such persons as offerors should their identities become known prior to the expiration of the Offer.

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Expiration Date; Extensions; Amendments, page 26

11.	Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: The Company has revised its disclosure on page 7 of the supplement to the Company’s Offer to Purchase.

12.	You state that, if you exercise any of the enumerated rights to materially amend the terms of the offer or extend the expiration date, you will make a public announcement “as promptly as practicable.” Rule 14e-1(c) sets forth limited time periods within which you must make such an announcement. Please revise your disclosure accordingly.

Response: The Company has revised its disclosure on page 7 of the supplement to the Company’s Offer to Purchase.

13.	Revise to expressly indicate, if true, that the offer with respect to any particular class will only be terminated pursuant to a determination made by the offeror pursuant to an offer condition. The current standard of “applicable law” cited in this section suggests that the offer may be terminated for reasons other than those specified in the offer conditions.

Response: The Company has revised its disclosure on pages 2 and 6 of the supplement to the Company’s Offer to Purchase.

Withdrawal of Tenders, page 27

14.	We note that determinations as to the validity of the form and notice of withdrawal will be final and binding. Please revise to indicate that security holders may challenge the offeror’s determinations in a court of competent jurisdiction.

Response: The Company has revised its disclosure on page 7 of the supplement to the Company’s Offer to Purchase.

In addition, pursuant to the Staff’s Letter, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

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•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *

I hope the foregoing information is helpful. If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know. Please contact me with any questions or comments at (404) 588-7711.

Very truly yours,

/s/ David A. Wisniewski
David A. Wisniewski Associate General Counsel, Group Vice President and Assistant Secretary

cc:	Raymond D. Fortin, SunTrust Banks, Inc.

McHenry Kane, SunTrust Banks, Inc.

Mark J. Welshimer, Sullivan & Cromwell LLP

Alan J. Sinsheimer, Sullivan & Cromwell LLP

Jeffrey M. Stein, King & Spalding LLP

Keith M. Townsend, King & Spalding LLP

C. Spencer Johnson, III, King & Spalding LLP

William S. Ledbetter, King & Spalding LLP